Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
HTM Holdings, Inc.	Delaware
Radio Componentes de Mexico, S.A. de S.V.	Mexico
SMTC Asia Ltd.	Hong Kong
SMTC de Chihuahua S.A. de C.V.	Mexico
SMTC de Mexico S.A. de C.V.	Mexico
SMTC Electronics Dongguan Company Limited	China
SMTC Electronics (Suzhou) Company Limited	China
SMTC Manufacturing Corporation of California	California
SMTC Manufacturing Corporation of Canada	Ontario, Canada
SMTC Manufacturing Corporation of Texas	Texas
SMTC Mex Holdings, Inc.	Delaware
SMTC Nova Scotia Company	Nova Scotia, Canada
MC Test Service, Inc.	Florida
MC Assembly Holdings, LLC	Delaware
MC Assembly International, LLC	Delaware
MC Assembly, LLC	Delaware
MC Assembly Mexico S. de R.L de C.V.	Mexico